NXT Water, LLC. (the "Company") a Delaware Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years and months ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
NXT Water, LLC.

We have reviewed the accompanying financial statements of the company which comprise the balance sheet as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
May 10th, 2021

Vincenzo Mongio

Statement of Financial Position

Amounts in US Dollars

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and cash equivalents	21,724	921
Accounts receivable, net	13,942	1,906
Inventory	3,993	-
Related Party Receivable	4,271	-
Deposits on Inventory	49,283	-
Prepaid Expenses	5,000	-
Total Current Assets	98,213	2,827
Non-Current Assets		
Software Development Costs, Net	-	-
Total Non-Current Assets	-	-
TOTAL ASSETS	98,213	2,827
LIABILITIES		
CURRENT LIABILITIES		
Trade Account Payable	50,753	144,519
Related Party Payable	60,000	60,000
Accrued Wages and Commissions	224,464	-
Related Party Loan	950	-
Accrued Interest	20,962	-
TOTAL CURRENT LIABILITIES	357,129	204,519
LONG TERMS LIABILITIES		
Partner Loans	297,900	297,900
Loans Payable	580,000	
TOTAL LONG TERMS LIABILITIES	877,900	297,900
TOTAL LIABILITIES	1,235,029	502,419
EQUITY		
Accumulated Paid in Capital	100	100
Accumulated Deficit	(1,136,916)	(499,692)
TOTAL EQUITY	(1,136,816)	(499,592)
TOTAL LIABILITIES & EQUITY	98,213	2,827

Statement of Operations
Amounts in US Dollars

	Year Ended December 31,	
	2020	2019
Revenue	21,099	26,189
Cost of Revenue	8,171	58,722
GROSS PROFIT (LOSS)	12,928	(32,533)
OPERATING EXPENSES		
Advertising & Marketing	27,541	187,391
General & Administrative	352,501	65,786
Research & Development	60,610	31,791
Related Party Management expenses	212,500	-
TOTAL OPERATING EXPENSES	653,152	284,968
NET OPERATING LOSS	(640,224)	(317,501)
Other Income	3,000	-
Net Loss	(637,224)	(317,501)

Statement of Cash Flows
Amounts in US Dollars

	Year Ended December 31,	
	2020	2019
OPERATING ACTIVITIES		
Net Income	(637,224)	(317,501)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Account receivables	(12,036)	(1,810)
Trade Account Payable	(93,767)	101,527
Related Party Payable	-	60,000
Inventory	(3,993)	19,715
Accrued Expenses	245,426	-
Prepaid Expenses	(54,283)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	81,348	179,432
Net Cash provided by Operating Activities	(555,876)	(138,069)
INVESTING ACTIVITIES		
Related Party Loans	(4,271)	-
Software Development		-
Net Cash provided by Investing Activities	(4,271)	-
FINANCING ACTIVITIES		
3rd Party Loan Proceeds	580,000	
Shareholder Loan	950	125,500
Partner financing	-	(100)
Net Cash provided by Financing Activities	580,950	125,400
Cash at the beginning of period	921	13,590
Net Cash increase for period	20,803	(12,669)
Cash at end of period	21,724	921

Statement Changes in Member Equity
Amounts in US Dollars

	APIC	Retained Earnings	Total Owners' Equity
Beginning Balance 1/1/2019	100	(182,191)	(182,091)
Net loss	-	(317,501)	(317,501)
Paid in Capital	-	-	-
Ending Balance 12/31/2019	100	(499,692)	(499,592)
Net loss	-	(637,224)	(637,224)
Ending Balance 12/31/2020	100	(1,136,916)	(1,136,816)

NXT Water LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

NXT Water LLC ("the Company") was formed in Delaware on August 24th, 2018. The company earns revenue via the sale of hemp water beverages.

The company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying value of cash, prepayments and the Company's loan from owners approximates its fair value due to their short-term maturity.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

a. the customer simultaneously receives and consumes the benefits as the entity performs;
b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company sells products. Revenue from products sold is recognized in the statements of operations once payment is received and products are delivered.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General, and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The company is a multimember LLC. Any associated tax expense or benefit is the responsibility of the respective members.

Related Party Management Expenses

- The CEO is paid through his LLC, Entertainment Alliances. Compensation is at $250K per year. 40% has been paid out in 2020.
- Cava Capital is NXT Water's venture capital partner. Cava's approach to venture is an owner/operator model and is supporting NXT by acting as the COO for the business. Cava earns $200K compensation for its consulting services representing 80% of a full time employee. Cava has been paid out 25% to manage cash flow.
- A founder is providing part time CIO/CTO services to NXT Water with a compensation of $75k. This individual is also the CEO of an ecommerce marketing agency, Heated Details which provides ecommerce marketing and web development services to NXT Water for $3K per month.
- NXT Water produces AKESO at Riviera Beverages. The General Manager for Riviera Beverages is also a founder of NXT Water through a controlled entity.

Accounts Receivable

The Company has performed an analysis on all of its accounts receivable and determined that all amounts are collectible by the Company. As such, all accounts receivable are reflected as a current asset and no allowance for bad debt has been recorded as of each year end

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2020, the Company had outstanding accounts payable in the amount of $60,000 for services performed by an owner's company. The balance is non-interest bearing and due on demand.

Management Expenses – See Note 2 – related party management expenses.

See note 5.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Partner Loans - The company has received partner advances totaling a balance of $297k for the years ended 2019 and 2020. These amounts were advanced to fund operations and the salaries of managing members. The advances are non-interest bearing and are to be repaid once $1M is raised out of distributable net cash defined by management.

Convertible Notes – The company has entered into several convertible note agreements for the purposes of funding operations totaling $580k. The interest on the notes were 7%. The amounts are to be repaid at maturity in 2023 or the company may elect conversion. The notes are convertible into shares of the company's common stock at a 20% discount during a change of control or qualified financing event.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	-
2022	-
2023	580,000
2024	-
2025	-
Thereafter	-

NOTE 6 - EQUITY

The company is a multimember LLC. Profits and losses are allocated to each member in accordance with their pro rata capital investment. There are no disproportionate ownership rights or privileges.

NOTE 7- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 10th, 2021, the date these financial statements were available to be issued. In Q1 2021, the Company raised $230k in convertible notes with terms similar to that mentioned in Note 5. The $298k in partner loans have been reissued as convertible debt with terms identical to the existing convertibles mentioned in Note 5.

Conversion – The company is in the process of converting from an LLC to a Corporation.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.

Product Concentration Risk

The company sells a beverage containing hemp-derived CBD. While CBD is federally legal since the passing of the 2018 Farm Bill, the FDA has not provided national oversight and approval. While some states have released their own guidelines and explicitly allowed the sales of CBD beverages, the company's potential will be limited until the FDA initiates full regulatory oversight as national chains may not be willing to sell it. There has been growing traction in early 2021 and several regional and national distributors adding CBD beverages to their portfolio with the expectation of FDA oversight being put in place in the near future.